January 30, 2013

VIA EMAIL & EDGAR

Ms. Mara L. Ransom, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Gas Natural Inc.

Registration Statement on Form S-3

SEC File No. 333-185634

Dear Ms. Ransom:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Gas Natural Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (SEC File No. 333-185634), as amended (the “Registration Statement”), to 5:00 p.m. Eastern Time, on Friday February 1, 2013, or as soon thereafter as possible. In addition, the Company hereby confirms that it is aware of its obligations under the Act and acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions you have concerning this request for acceleration to Christopher J. Hubbert at 216-736-7215. Please email written confirmation of the Commission’s acceptance of the acceleration request to Mr. Hubbert at cjh@kjk.com. Thank you for your attention to this matter.

Sincerely,

Gas Natural Inc.

/s/ Kevin J. Degenstein
By: Kevin J. Degenstein
President and Chief Operating Officer

cc:	Scott Anderegg

Christopher J. Hubbert